SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                FORM 11-K
                               (Mark One)
                [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                    For The Year Ended December 31, 2003,
                                    or
              [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 1-79

  A. Full title of the plan if different from that of the issuer named below:

                      THE MAY DEPARTMENT STORES COMPANY
                              PROFIT SHARING PLAN

    B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                      THE MAY DEPARTMENT STORES COMPANY
                               611 Olive Street
                             St. Louis, MO  63101



                      THE MAY DEPARTMENT STORES COMPANY
                             PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND EXHIBITS
Listed below are all financial statements and exhibits filed as part of this annual report on Form 11-K:
                                                            Page of this
                       Financial Statements                 Form 11-K

Report of Independent Registered Public Accounting Firm          3
Financial Statements of the Plan:
  Statements of Net Assets Available for Benefits - December 31,
    2003 and 2002                                                4
  Statements of Changes in Net Assets Available for Benefits -
   Years Ended December 31, 2003 and 2002                        5
  Notes to Financial Statements - Years Ended December 31,
   2003 and 2002                                                 6
  Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at
   End of Year)-December 31, 2003                                15

                       Exhibits

Exhibit 23 - Consent of Independent Registered Public
  Accounting Firm                                                20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of The May Department Stores Company Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       THE MAY DEPARTMENT STORES COMPANY
                                       PROFIT SHARING PLAN

                                       By: The May Department Stores Company

Date: June 25, 2004                    By:     /s/ Thomas D. Fingleton
                                                   Thomas D. Fingleton
                                               Executive Vice President and
                                                 Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Committee of the Board of Directors
The May Department Stores Company

We have audited the accompanying statements of net assets available for benefits of The May Department Stores Company Profit Sharing Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri
June 16, 2004

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
(In thousands)
                                                                        2003           2002
ASSETS:
  Investments, at fair value:
    The May Department Stores Company:
      ESOP preference stock                                         $  457,083     $  409,395
      Common stock                                                     365,075        306,322
    Commingled equity index funds                                      273,326        179,627
    Short-term investment fund                                         133,662        122,365
    U.S. government securities                                          51,051         54,515
    Fixed income investments                                            39,680         32,459
    Loans to members                                                         1              4

           Total investments                                         1,319,878      1,104,687

  Other assets:
    Dividends and interest receivable                                    1,545          1,548
    Receivable - withholdings of member contributions                    1,104          1,157
    Receivable - employer contribution for David's Bridal Plan               -            488

           Total assets                                              1,322,527      1,107,880

LIABILITIES:
  Note payable                                                          90,860        151,647
  Net amount payable for investment securities transactions
    and other                                                            7,743          8,676
  Accrued interest payable                                               1,285          2,146
  Accrued administrative expenses                                          666            784

           Total liabilities                                           100,554        163,253

NET ASSETS AVAILABLE FOR BENEFITS                                   $1,221,973     $  944,627

See notes to financial statements.


THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands)
                                                                           2003            2002
ADDITIONS:
  Contributions:
    Member                                                             $   94,679      $   99,290
    Employer ESOP contribution                                             53,805          50,191
    Transfers from merged plan                                                  -           7,439
           Total contributions                                            148,484         156,920

  Appreciation/(depreciation) in fair value of investments:
    The May Department Stores Company:
      ESOP preference stock                                                96,362        (259,866)
      Common stock                                                         77,264        (198,621)
    Commingled equity index funds                                          58,175         (49,569)
    U.S. government securities                                             (1,658)          1,884
    Fixed income investments                                                  322           1,100
           Total appreciation/(depreciation) in fair value
             of investments                                               230,465        (505,072)

  Investment income:
    Dividends                                                              31,003          34,106
    Interest                                                                7,243           6,777
           Total investment income                                         38,246          40,883

           Total additions, net of depreciation                           417,195        (307,269)

DEDUCTIONS:
  Benefits paid to members                                               (125,335)       (134,924)
  Interest expense                                                         (9,408)        (14,354)
  Administrative expenses                                                  (4,873)         (5,392)
  Cash dividend payments to members                                          (233)           (176)
           Total deductions                                              (139,849)       (154,846)

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS                  277,346        (462,115)

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year                     944,627       1,406,742

NET ASSETS AVAILABLE FOR BENEFITS - End of year                        $1,221,973      $  944,627


See notes to financial statements.

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.  DESCRIPTION OF THE PLAN

The following description of The May Department Stores Company Profit Sharing Plan (the "Plan") is provided for financial statement purposes only. Members should refer to the Plan document and Summary Plan Description dated November 2002 for more complete information.

General

The Plan is a defined contribution profit sharing plan. The Plan covers eligible associates of The May Department Stores Company ("May"), a Delaware corporation and its subsidiaries or affiliates who elect to participate in the Plan. An associate's membership in the Plan is voluntary.

Eligible Associates

An associate is eligible to join the Plan upon becoming a member of The May Department Stores Company Retirement Plan ("May Retirement Plan"). In general, associates employed by May or any of its subsidiaries or affiliates (excluding associates of After Hours Formalwear, Inc., foreign national associates working in foreign countries and certain members of collective bargaining units) become members of the May Retirement Plan upon attaining age 21 and working for at least one year in which they are paid for 1,000 hours or more.

ESOP Feature

In 1989, the Plan was amended and restated to add an Employee Stock Ownership Plan ("ESOP") feature and acquired 788,955 shares of convertible preferred stock of May (the "ESOP Preference Shares"). Each ESOP Preference Share cost $507, has a guaranteed minimum value of $507, receives a fixed annual dividend of $38.03 and is convertible into 33.78747 shares of May common stock. The acquisition of the ESOP Preference Shares was financed with the proceeds of a private placement to a group of institutional investors for an aggregate principal amount of $400 million (the "ESOP Loans") (see Note 5).

The ESOP Loans are repaid by the Plan from the following sources in the following order: (a) dividends from May on ESOP Preference Shares previously allocated to members; (b) dividends from May on unallocated ESOP Preference Shares; and (c) contributions by May. During the term of the ESOP Loans, the ESOP Preference Shares which have not been allocated to members' company accounts serve as collateral for the ESOP Loans. The ESOP Loans are guaranteed by May.

ESOP Preference Shares are initially held by the Plan in an Unallocated account. As ESOP Loans are repaid, ESOP Preference Shares are released to a suspense account pending allocation to the members' ESOP Preference Fund accounts in satisfaction of the required dividend and employer allocation.

In November 2001, the Plan was amended to provide that the May Common Stock Fund is an ESOP under Section 4975(e)(7) of the Internal Revenue Code. This feature allows members with accounts in the May Common Stock Fund to elect to either reinvest May common stock dividends into their Plan accounts or to receive these dividends in cash each quarter.

Contributions

Plan members may contribute 1% to 25% (1% to 15% for "highly compensated associates") of their pay as defined by the Plan. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the Internal Revenue Code.

The employer allocation is variable and discretionary. Generally, the employer allocation for each Plan year is determined by multiplying a base matching rate times members' basic contributions (generally, contributions up to 5% of pay each paycheck), reduced by forfeitures, one-third of annual dividends with respect to the ESOP Preference Shares, as defined, administrative expenses and excess ESOP allocations from prior Plan years (to the extent such amounts have not been previously used to reduce employer allocations for earlier Plan years).

The base matching rate is determined as follows: In the event May has diluted earnings per share ("EPS") of its common stock for its most recent fiscal year ("current year") resulting in a 6.0% increase over the EPS for the fiscal year immediately preceding the current year, the base matching rate will be 50%. For each percentage point increase over 6.0% or decrease below 6.0%, there is a 1.25 percentage point increase in or decrease from the 50% base matching rate.

ESOP Preference Shares are allocated to associates' accounts at their original cost to the Plan of $507 per share ($15.01 per common share equivalent). Because the ESOP Preference Shares are convertible into May common stock, the ESOP Preference Shares are worth more than original cost when the market value of May common stock is higher than $15.01 per share. This market value of the employer allocation (including any supplemental contributions), divided by associates' matchable contributions, is the effective matching rate. The Plan's effective matching rate was 91% and 46% for the 2003 and 2002 Plan years, respectively.

If the effective matching rate for a Plan year exceeds 100%, only ESOP Preference Shares are used for the employer allocation and no May common shares are contributed as a supplemental contribution. The effective matching rate is also limited to 2.0 times the base matching rate. The base matching rate formula may be adjusted at any time for unusual events including discontinued operations, accounting changes, or items of extraordinary gain or loss.

If the guaranteed minimum value of the ESOP Preference Shares allocated to members' Company accounts as a result of the ESOP Loan payments (principal and interest) for a year is less than the employer allocation, then May makes supplemental contributions to the Plan for the difference. Supplemental contributions can be made either in shares of May common stock or cash.

If the guaranteed minimum value of the ESOP Preference Shares released for allocation to members' Company accounts as a result of the ESOP Loan payments is greater than the required employer allocation, any "excess" would be applied (in accordance with applicable law) to satisfy required employer allocations in future Plan years.

Investments

Members' contributions may be invested in any of seven participant-directed investment funds:

     Money Market Fund - Invests in the Bank of New York Collective Short-Term Investment Fund which invests in short-term (less than one year) obligations of high-quality issuers including banks, corporations, municipalities, the U.S. Treasury and other federal agencies.

     Bond Index Fund - Invests primarily in corporate, U.S. Government, federal agency and certain foreign obligations that make up the Lehman Intermediate Government/Credit Bond Index. The Lehman Intermediate Government/Credit Bond Index represents the combined overall performance of intermediate-term, fixed income securities that have maturities ranging from one to 10 years, with an average maturity of four years.

     Balanced Equity/Bond Fund - Invests in the S&P 500 Equity Index Fund and the Bond Index Fund, with a current targeted investment allocation of approximately 60% to the S&P 500 Equity Index Fund and 40% to the Bond Index Fund. The fund is rebalanced by the Plan's Trustee at the end of each calendar quarter.

     S&P 500 Equity Index Fund - Invests primarily in the Northern Trust Collective Daily Stock Index Fund, a collective trust which invests in the common stock of corporations that make up the Standard & Poor's 500 Composite Stock Price Index. This index represents the composite performance of 500 major stocks in the United States. Investment mix is determined based on the relative market size of the 500 corporations, with larger corporations making up a higher proportion than smaller corporations.

     Russell 2000 Equity Index Fund - Invests primarily in the Northern Trust Daily Russell 2000 Equity Index Fund, a collective trust which invests in the common stock of corporations that make up the Russell 2000 Index. This Index is commonly used to represent the small market capitalization (small company) segment of the U.S. equity market. Investment mix is determined based on the relative market size of 2,000 corporations, with larger corporations in this group making up a higher proportion than smaller corporations.

     International Equity Index Fund - Invests primarily in the Northern Trust Daily EAFE Equity Index Fund, a collective trust which invests in the common stock of corporations that make up the Morgan Stanley Capital International Europe, Australasia and Far East Index. Investment mix is determined based on the relative country weights within the Index, with securities issued in countries having larger economies making up a higher proportion than countries with smaller economies.

     May Common Stock Fund - Invests primarily in May common stock.

Employer allocations and supplemental contributions are initially invested in the ESOP Preference Fund and the May Common Stock Fund, respectively. The employer allocations to the Plan for the years ended December 31, 2003 and 2002, were made in May 2004 and 2003 in the form of 51,064 and 34,043 ESOP Preference Shares, respectively.

The investments are exposed to various risks such as interest rate, credit, overall market volatility, political, currency and regulatory risks. Further, due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Vesting

The method of calculating vesting service is the elapsed time method. Elapsed time is measured by calculating the time which has elapsed between the member's hire date and retirement date/termination date (excluding certain break-in-service periods). Plan members are 100% vested in May common stock dividends earned in their Company accounts after January 1, 2002. Plan members are vested in the remainder of their Company accounts in accordance with the following schedule (effective January 2002):

    Years of Vesting Service                                  Vesting Percentage

    Less than 2 years                                                     0 %
    2 years                                                              20 %
    3 years                                                              40 %
    4 years                                                              60 %
    5 years                                                              80 %
    6 years                                                             100 %

Plan members are always fully vested in the value of their member accounts.

Payment of Benefits

Amounts in a member's account and the vested portion of a member's Company account may be distributed upon retirement, death or termination of employment. Distributions from the May Common Stock Fund and ESOP Preference Fund are made in shares of May common stock or cash. All other distributions are made in cash.

Administration of the Plan

The Plan is administered by a committee consisting of at least five persons appointed by May. An administrative subcommittee has the general responsibility for administration of the Plan and an investment subcommittee establishes and monitors investment policies and activities. The assets of the Plan are held in a trust for which The Bank of New York is the Trustee.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments

The Plan's investments in common stock, U.S. government securities and fixed income securities are stated at fair value based on publicly reported price information. Investments in commingled equity index funds are stated at fair value as determined by the investment manager. Short-term investments are recorded at cost, which approximates fair value. Each ESOP Preference Share is valued at the greater of (a) the guaranteed minimum value (original cost) of $507 per share (plus accrued dividends) or (b) a conversion value equal to the market price of May common stock multiplied by the conversion rate for each ESOP Preference Share. As of December 31, 2003 and 2002, the ESOP Preference Shares were valued at their conversion values of $982 and $776 per share, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses are recorded using the average cost method.

Federal Income Taxes

The Trust established under the Plan to hold the Plan's assets is tax exempt under 501(a) as the Plan is qualified pursuant to Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code and accordingly, the Trust's net investment income is exempt from income taxes. The Plan has received a favorable tax determination letter dated October 9, 2002. The Plan has been amended since receiving the determination letter. The Plan administrators believe that the amendments do not affect the tax-exempt status of the Plan. The Plan requested an updated tax determination letter from the Internal Revenue Service on January 23, 2004.

Employer allocations and contributions, member before-tax contributions and any cumulative investment returns on member accounts are not taxable to the members until distributions are made.

Administrative Expenses

All administrative expenses (including the allocable portion of expenses for data processing services, and salaries and benefits for associates providing services to the Plan) are paid by the Plan. May allocated approximately $1,173,000 and $1,300,000 in administrative expenses to the Plan in 2003 and 2002, respectively.

Valuation of the Trust

Effective November 7, 2002, the Plan was amended to provide for daily valuations of participant accounts. Previously, accounts were valued as of each calendar month-end.

The value of the ESOP Preference Fund is determined based on the greater of the guaranteed minimum value (plus accrued dividends) or conversion value.

The unit values of the other investment funds are determined by dividing the market value of the particular investment fund by the total number of units outstanding in all member accounts in such investment fund. As of each succeeding valuation date, the value of each fund is redetermined and account balances in each fund are adjusted as follows:

(a) All payments made from an account (except for the ESOP Preference Fund) are valued based on the unit value as of the distribution date. Payments from the ESOP Preference Fund are valued based on the greater of the guaranteed minimum value (plus accrued dividends) or conversion value, as of the distribution date.

(b) Member contributions during a calendar month are invested initially in the Plan in a short-term investment fund, and are credited to the chosen investment funds with accrued interest on the 21st of the following calendar month. An equivalent number of additional units are credited to the appropriate accounts in such investment fund based on the unit value on the 21st. Employer allocations of ESOP Preference Shares are valued at the greater of the guaranteed minimum value (plus accrued dividends) or conversion value, as of the allocation date.

(c) In the event that a member's employment is terminated and a portion of such member's Company account has been forfeited, the forfeited units or ESOP Preference Shares shall be cancelled as of the last day of the Plan year. The dollar amount of such forfeited units or ESOP Preference Shares is reallocated among the remaining members of the Plan as of the last day of the Plan year in the same manner as the employer allocation for such year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported amounts of additions to and deductions from net assets available for benefits during the year. Actual results could differ from those estimates.

Transfers from Merged Plan

On July 31, 2002, the David's Bridal 401(k) Plan ("David's Bridal Plan") was merged with the Plan. All assets in the David's Bridal Plan were liquidated and transferred to the Plan from July 31, 2002, through the period ending August 29, 2002. The 2002 employer allocation attributable to David's Bridal Plan member contributions through the merger date was $488,000, and was contributed to the Plan in May 2003.

3.  INVESTMENTS

The fair value of the Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002, are as follows (fair value in thousands):



                                              December 31, 2003                    December 31, 2002
                                        Number of Shares       Fair         Number of Shares       Fair
Description of Investments            or Principal Amount      Value      or Principal Amount      Value
ESOP Preference Stock:
  Unallocated (nonparticipant-
    directed)                                121,728       $  119,561            181,078       $  140,596
  Member allocated (non-
    participant-directed through
    November 6, 2002)                        343,638          337,522            346,195          268,799
           Total                             465,366       $  457,083            527,273       $  409,395

The May Department
  Stores Company Common Stock             12,558,479       $  365,075         13,329,909       $  306,322

Northern Trust Collective
  Daily Stock Index Fund                      81,798       $  232,987          7,669,613       $  175,635

The Bank of New York
  Collective Short-Term
  Investment Fund-Master Notes         $ 133,662,406       $  133,662      $ 122,364,848       $  122,365

At December 31, 2003 and 2002, the Plan beneficially owned May's Common Stock and May's ESOP Preference Shares, representing 9% and 10%, respectively, of the voting power of the Company.


4.  NONPARTICIPANT-DIRECTED NET ASSETS

Effective November 7, 2002, the Plan was amended to allow all investments in the May Common Stock Fund and ESOP Preference Fund (allocated account) to be participant-directed. Previously, only investments in these funds allocated to participants over the age of 55 were eligible to be transferred to other funds. The change in net assets below includes all activity in these funds through December 31, 2003. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (dollars in thousands):


                                                                                December 31,
                                                                            2003            2002
    Investments:
      ESOP Preference Stock (unallocated account)                     $    119,561      $  140,596
      Short-term investments                                                 5,170           3,765

    Total investments                                                      124,731         144,361

    Note payable                                                           (90,860)       (151,647)
    Employer allocation                                                    (50,156)        (26,432)
    Accrued interest payable                                                (1,285)         (2,146)
    Other                                                                        3               5

    Net assets                                                        $    (17,567)     $  (35,859)


                                                                           Year Ended December 31,
                                                                             2003           2002

    Changes in net assets:
      Employer ESOP contribution                                       $     3,649      $   50,191
      Net appreciation (depreciation) in fair value of investments          17,997        (316,078)
      Dividends                                                              6,054          23,844
      Interest income                                                            -              46
      Benefits paid to participants                                              -         (43,222)
      Interest expense                                                      (9,408)        (14,354)
      Administrative expenses                                                    -            (848)
      Transfers to participant-directed investments                              -        (361,451)

                                                                       $    18,292      $ (661,872)

5.  NOTE PAYABLE

Note payable as of December 31 consisted of the following (dollars in thousands):


                                                                            2003           2002
   ESOP note payable-Series B, 8.49%, due April 30, 2004              $    90,860     $  151,647


The last scheduled principal payment for the Series B ESOP note payable is due on April 30, 2004, for $90,860,000. As of December 31, 2003 and 2002, the
estimated fair value of the ESOP note payable was approximately $94,430,000 and $163,102,000, respectively.

6.  RELATED PARTIES

Certain Plan investments are shares of The Bank of New York Collective Short-Term Investment Fund. The Bank of New York is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest. In addition, the Plan paid the Trustee approximately $487,000 and $732,000 in administrative expenses, principally trustee fees, in 2003 and 2002, respectively.

7.  RECONCILIATION TO FORM 5500

As of December 31, 2003 and 2002, the Plan had approximately $13,287,000 and $6,783,000, respectively, of pending distributions to participants. These amounts are included in net assets available for benefits. For reporting on the Plan's Form 5500, these amounts will be classified as benefit claims payable with a corresponding reduction in net assets available for benefits. The following table reconciles the financial statements to the Form 5500 which will be filed by the Plan for the Plan years ended December 31, 2003 and 2002 (dollars in thousands):


                                                                            2003
                                                           Benefits                    Net Assets
                                                          Payable to      Benefits      Available
                                                         Participants       Paid       for Benefits

      Per 2003 financial statements                       $      -     $   125,335     $  1,221,973
      Pending benefit distributions - December 31, 2003     13,287          13,287          (13,287)
      Pending benefit distributions - December 31, 2002          -          (6,783)               -

      Per 2003 Form 5500                                  $ 13,287     $   131,839     $  1,208,686

                                                                            2002
                                                           Benefits                     Net Assets
                                                          Payable to      Benefits       Available
                                                         Participants       Paid       for Benefits

      Per 2002 financial statements                       $      -      $  134,924     $    944,627
      Pending benefit distributions - December 31, 2002      6,783           6,783           (6,783)
      Pending benefit distributions - December 31, 2001          -         (10,364)               -

      Per 2002 Form 5500                                  $  6,783      $  131,343     $    937,844


8.  DISTRIBUTION OF ASSETS UPON TERMINATION OF THE PLAN

May reserves the right to terminate the Plan, in whole or in part, at any time. If an employer shall cease to be a participating employer in the Plan, the accounts of the members of the withdrawing employer shall be revalued as if such withdrawal date were a valuation date. The Plan Committee is then to direct the Trustee either to distribute the accounts of the members of the withdrawing employer as of the date of such withdrawal on the same basis as if the Plan had been terminated, or to deposit in a trust established by the withdrawing employer, pursuant to a plan substantially similar to the Plan, assets equal in value to the assets allocable to the accounts of the members of the withdrawing employer.

If the Plan is terminated at any time or contributions are completely discontinued and May determines that the Trust shall be terminated, the members' Company accounts shall become fully vested and nonforfeitable, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to members.

If the Plan is terminated or contributions completely discontinued but May determines that the Trust shall be continued pursuant to the terms of the Trust agreement, no further contributions shall be made by members or the employer and the members' Company accounts shall become fully vested, but the Trust shall be administered as though the Plan were otherwise in effect.

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
(Cost and Fair Value in Thousands)

Employer #:  43-1104396
Plan #:  003
                                                                (c)
                                                             Number of
                                                             Shares or                        (e)
                         (b)                                 Principal         (d)           Fair
(a)               Identity of issue                            Amount          Cost          Value

*   THE MAY DEPARTMENT STORES COMPANY ESOP
       PREFERENCE STOCK:
         Unallocated                                           121,728    $   61,716     $  119,561
         Allocated                                             343,638       174,819        337,522
              The May Department Stores Company ESOP
               Preference Stock Total                          465,366       236,535        457,083

 *  THE MAY DEPARTMENT STORES COMPANY COMMON STOCK          12,558,479       274,515        365,075

    COMMINGLED EQUITY INDEX FUNDS:
     Northern Trust Collective Daily Stock Index Fund           81,798       243,280        232,987
     Northern Trust Daily Russell 2000 Fund                     47,808        25,186         30,126
     Northern Trust Daily EAFE Equity Index Fund                43,394         8,392         10,213
              Commingled Equity Index Funds Total                            276,858        273,326

    SHORT-TERM INVESTMENT FUND:
 *   The Bank of New York Collective Short-Term
       Investment Fund - Master Notes                     $133,662,406       133,662        133,662

    U.S GOVERNMENT SECURITIES:
     U.S. Treasury Notes:
       5.25%, due 5/15/04                                 $  1,850,000         1,878          1,879
       13.75%, due 8/15/04                                $    525,000           810            566
       5.75%, due 11/15/05                                $  5,400,000         5,919          5,798
       6.875%, due 5/15/06                                $  2,645,000         2,964          2,940
       6.5%, due 10/15/06                                 $  4,550,000         5,171          5,068
       6.625%, due 5/15/07                                $  4,135,000         4,516          4,680
       5.625%, due 5/15/08                                $    550,000           580            609
       5.75%, due 8/15/10                                 $  1,405,000         1,565          1,575
       5.0%, due 8/15/11                                  $    975,000         1,080          1,044
       4.25%, due 8/15/13                                 $  5,900,000         5,841          5,907
              Total U.S. Treasury Notes                                       30,324         30,066

   * Also a party-in-interest.
                                                                                         (Continued)


                                                                (c)                           (e)
                         (b)                                 Principal         (d)           Fair
(a)               Identity of issue                            Amount          Cost          Value

   U.S. GOVERNMENT SECURITIES (Continued):
     U.S. Government Agency Securities:
       Federal National Mortgage Association:
         7.0%, due 7/15/05                                $  6,785,000    $    7,303      $   7,330
         5.5%, due 2/15/06                                $  1,750,000         1,909          1,874
         6.0%, due 5/15/08                                $    800,000           829            887
       Federal Home Loan Mortgage Corp.:
         6.25%, due 7/15/04                               $  2,000,000         2,132          2,054
         5.25%, due 1/15/06                               $    875,000           946            931
         5.75%, due 4/15/08                               $  3,500,000         3,899          3,843
         6.625%, due 9/15/09                              $    750,000           883            858
         6.0%, due 6/15/11                                $  2,495,000         2,816          2,769
       Interamerican Development Bank - 5.75%,
         due 2/26/08                                      $    400,000           398            439
              Total U.S. government agency securities                         21,115         20,985

              U.S. Government Securities Total                                51,439         51,051

     FIXED INCOME INVESTMENTS:
       Bank Corporate Bonds:
         Bank America Corp., 7.125%, due 9/15/06          $    600,000           669            670
         Bank One Corp., 5.25%, due 1/30/13               $    650,000           666            667
         Bayerische Landesbank, 5.875%, due 12/01/08      $    450,000           450            493
         Morgan JP & Co., Inc., 5.75%, due 2/25/04        $    300,000           310            302
         Morgan JP & Co., Inc., 6.7%, due 11/1/07         $    150,000           161            167
         National Australia, 8.6%, due 5/19/10            $    450,000           449            557
         Wachovia, 6.25%, due 8/4/08                      $    800,000           885            883
         Wells Fargo & Co., 7.25%, due 8/24/05            $    200,000           219            217
              Total bank corporate bonds                                       3,809          3,956

       Finance and Insurance Corporate Bonds:
         Aegon N V, 4.75%, due 6/1/13                     $    400,000           404            390
         American Gen Fin Corp., 5.375%, due 9/1/09       $    130,000           138            139
         Bank One N.A., Chicago, 5.5%, due 3/26/07        $    250,000           277            270
         Capital One Bank, 6.875%, due 2/1/06             $    400,000           423            433
         Citigroup Inc., 7.375%, due 4/2/07               $    325,000           336            367
         Citigroup Inc., 7.25%, due 10/1/10               $    410,000           469            478
         Citigroup Inc., 4.875%, due 5/7/15               $    505,000           504            493
         Countrywide Home Loans Inc., 3.25%, due 5/21/08  $    250,000           250            246
         Credit Suisse First Boston USA, 6.125%,
              due 11/15/11                                $    300,000           297            327
         Deutsche Telekom International, 8.5%, due 6/5/10 $    810,000           921            979
         Ford Motor Credit Co., 7.375%, due 10/28/09      $  1,200,000         1,223          1,318
         General Electric Cap., 5.125%, due 2/15/07       $    800,000           834            850
         General Electric Cap., 6.5%, due 12/10/07        $    500,000           569            559
         General Electric Cap., 3.5%, due 5/1/08          $    500,000           500            501
         General Electric Cap., 5.875%, due 2/15/12       $    750,000           801            806
         General Motors Accep., 6.75%, due 1/15/06        $    600,000           616            644

                                                                                        (Continued)





                                                                (c)                           (e)
                         (b)                                 Principal         (d)           Fair
(a)               Identity of issue                            Amount          Cost          Value

   FIXED INCOME INVESTMENTS (Continued):
     Finance and Insurance Corporate Bonds (Continued):
       Goldman Sachs Group, Inc., 6.875%, due 1/15/11     $    250,000           255            284
       Goldman Sachs Group, Inc., 6.875%, due 1/15/11     $    250,000           181            175
       Household Finance Corp., 6.5%, due 1/24/06         $    450,000           455            487
       Household Finance Corp., 5.75%, due 1/30/07        $    500,000           497            541
       Kellogg Co., 6.6%, due 4/1/11                      $    300,000           339            336
       Lehman Brothers Hldg., 6.25%, due 5/15/06          $    350,000           368            380
       Lehman Brothers Hldg., 7.0%, due 2/1/08            $     75,000            84             85
       Lehman Brothers Hldg., 3.5%, due 8/7/08            $    450,000           448            447
       Marsh & McLennan Cos., Inc., 6.625%, due 6/15/04   $    400,000           398            409
       MBNA Corp., 6.125%, due 3/1/13                     $    100,000           100            107
       Mellon Finl Co., 6.0%, due 3/1/04                  $    400,000           390            403
       Merrill Lynch & Co., 6.15%, due 1/26/06            $    275,000           298            296
       Morgan Stanley Dean Witter, 6.1%, due 4/15/06      $    400,000           400            433
       Morgan Stanley, 5.3%, due 3/1/13                   $    300,000           299            306
       Pfizer, Inc., 3.625%, due 11/1/04                  $    500,000           504            509
       St. Paul COS Inc., 8.125%, due 4/15/10             $    580,000           715            694
       Simon Debartolo Group, 6.875%, due 11/15/06        $    500,000           498            557
       SLM Corp., 3.625%, due 3/17/08                     $    500,000           498            498
       Toyota Motor Corp., 5.5%, due 12/15/08             $    450,000           449            492
       Unilever Cap., 7.125%, due 11/1/10                 $    125,000           136            145
       Union Pac. Corp., 6.125% due 1/15/12               $    250,000           273            271
       Verizon Global, 7.25%, due 12/1/10                 $    650,000           705            748
       Wells Fargo & Co., 5.125%, due 9/1/12              $    250,000           260            255
              Total finance and insurance corporate bonds                     17,112         17,658

     Industrial Corporate Bonds:
       Alcoa, Inc., 5.875%, due 6/1/06                    $    100,000           100            108
       AOL Time Warner, Inc., 6.125%, due 4/15/06         $    300,000           318            323
       Atlantic Richfield Co., 5.9%, due 4/15/09          $    450,000           448            498
       Bristol Myers Squibb, 4.75%, due 10/1/06           $    125,000           125            132
       Burlington Northern, 7.125%, due 12/15/10          $    100,000           100            116
       Comcast Cable, 6.375%, due 1/30/06                 $    100,000            96            108
       Comcast Cable, 6.875%, due 6/15/09                 $    200,000           199            225
       Comcast Cable, 6.75%, due 1/30/11                  $    700,000           729            779
       Cox Communications, 7.75%, due 11/1/10             $    160,000           175            191
       Duke Energy Field Svcs, LLC., 7.5%, due 8/16/05    $    630,000           689            677
       Duke Energy Field Svcs, LLC., 7.875%, due 8/16/10  $    350,000           426            410
       General Motors Corp., 7.1%, due 3/15/06            $    300,000           303            324
       International Business Machine, 5.375%, due 2/1/09 $    400,000           399            431
       International Paper, 8.125%, due 7/8/05            $    100,000           111            109
       Johnson & Johnson, 3.8%, due 5/15/13               $    500,000           500            472
       Kellogg Co., 6.0%, due 4/1/06                      $    400,000           399            429
       Morgan Stanley, 5.8%, due 4/1/07                   $    300,000           327            326
       National Rural Utils., 7.25%, due 3/1/12           $    900,000           973          1,049
       Raytheon Co., 6.75%, due 8/15/07                   $    100,000           108            111
       SBC Comm., 5.75%, due 5/2/06                       $    100,000           108            107


                                                                                         (Continued)



                                                                (c)                           (e)
                         (b)                                 Principal         (d)           Fair
(a)               Identity of issue                            Amount          Cost          Value

   FIXED INCOME INVESTMENTS (Continued):
     Industrial Corporate Bonds (Continued):
       Viacom, Inc., 7.70%, due 7/30/10                   $    150,000     $     161      $     179
       Wal-Mart Stores, 6.55%, due 8/10/04                $    650,000           665            671
       Weyerhaeuser Co., 6.75%, due 3/15/12               $    500,000           526            545
       Weyerhaeuser Co., 6.125%, due 3/15/12              $    200,000           215            217
              Total industrial corporate bonds                                 8,200          8,537

     Oil Corporate Bonds - Phillips Pete Co., 8.75%,
       due 5/15/10                                        $  1,060,000         1,279          1,324

     Telephone Corporate Bonds:
       AT&T Wireless Sves, Inc., 7.875%, due 3/1/11       $    150,000           160            174
       Bellsouth Corp., 5.0%, due 10/15/06                $    100,000           100            106
       British Telecom Plc., 7.875%, due 12/15/05         $    175,000           209            213
       Sprint Capital Corp., 7.625%, due 1/30/11          $    620,000           670            695
       France Telecom, 7.7%, due 3/1/06                   $    185,000           193            207
       Royal KPN., 8.0%, due 10/1/10                      $    200,000           213            239
       Verizon Global FDG Corp., 7.375%, due 9/1/12       $    350,000           403            406
       Verizon Wireless Cap. LLC, 5.375%, due 12/15/06    $    100,000           104            107
              Total telephone corporate bonds                                  2,052          2,147

     Transportation Corporate Bonds:
       CXC Corp., 6.25%, due 10/15/08                     $    100,000           100            110
       Fedex Corp., 6.875%, due 2/15/06                   $    500,000           504            539
       Union Pac., 6.5%, due 4/15/12                      $    700,000           734            777
              Total transportation corporate bonds                             1,338          1,426

     Utility Corporate Bonds:
       American Electric Power Inc., 5.375%, due 3/15/10  $    280,000           281            293
       Ohio Power Co., 5.5%, due 2/15/13                  $    450,000           458            465
       PSEG Pwr., 7.75%, due 4/15/11                      $    590,000           676            694
              Total utility corporate bonds                                    1,415          1,452

     Foreign Obligations:
       British Columbia Prov. Canada, 5.375%,
         due 10/29/08                                     $    450,000           448            487
       Finland Rep NF, 7.875%, due 7/28/04                $    225,000           230            233
       Pemex Project FDG Master, 8.0%, due 11/15/11       $    360,000           409            402
       Republic of Italy, 7.25%, due 2/7/05               $    400,000           409            424
       United Mexican STS S/T/N, 8.375%, due 1/14/11      $  1,075,000         1,187          1,277
              Total foreign obligations                                        2,683          2,823

     Miscellaneous - ERAC USA Fin. Co., 8.0%,
       due 1/15/11                                        $    300,000           300            357

              Fixed Income Investments Total                                  38,188          9,680

                                                                                         (Continued)



                                                                (c)                           (e)
                        (b)                                  Principal         (d)           Fair
(a)              Identity of issue                             Amount          Cost          Value

* LOANS TO MEMBERS (Interest rates range
     from 9.75% to 10.5%)                                 $      1,000   $         1    $         1

   TOTAL ASSETS HELD AT DECEMBER 31, 2003                                $ 1,011,198    $ 1,319,878


   * Also a party-in-interest.                                                           (Concluded)


                                                                     Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-00957 and 333-76227 of The May Department Stores Company on Form S-8 of our report dated June 16, 2004, appearing in this Annual Report on Form 11-K of The May Department Stores Company Profit Sharing Plan for the year ended December 31, 2003.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri
June 24, 2004